Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2014 INTERIM RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2014. This announcement, containing the full text of the 2014 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2014 Interim Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 21 August 2014 and will be despatched to holders of H shares of the Company as soon as practicable.

IMPORTANT NOTICE
The board of directors (“Board”) of the Company, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of the 2014 interim report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this interim report, and severally and jointly accept the related legal responsibility.
All Directors of the Company attended the meeting of the Board to consider the 2014 interim report.
The 2014 interim report of the Company has not been audited.
Li Wenxin, Chairman of the Board, Shen Yi, General Manager, Tang Xiangdong, Chief Accountant, Lin Wensheng, Chief of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in the 2014 interim report are warranted.
The Board has decided not to distribute any interim profit or transfer any common reserve into share capital for the interim period of 2014.
Forward-looking statements such as future plans and development strategies mentioned in the 2014 interim report of the Company do not constitute actual commitments of the Company to the investors. Investors are advised to consider the risks.
There is no non-regular appropriation of the Company’s fund by its controlling shareholders and their related parties.
There is no violation of the decision-making procedures with respect to the provision of external guarantee by the Company.

Contents
Chapter 1 Definitions 04
Chapter 2 Company Profile 05
Chapter 3 Summary of Accounting Data and Financial Indicators 07
Chapter 4 Report of the Board 08
Chapter 5 Matters of Importance 18
Chapter 6 Changes in Shares and Particulars of Shareholders 25
Chapter 7 Directors, Supervisors, Senior Management and Employees 29
Chapter 8 Financial Statements (Unaudited) 36
Chapter 9 Documents Available for Inspection 66

Chapter 1
Definitions
I. DEFINITIONS
In this report, unless the context otherwise requires, the expressions stated below have the following meanings:
the Company, Guangshen Railway Guangshen Railway Company Limited
Reporting period, current period 6 months from January 1 to June 30, 2014
Same period last year 6 months from January 1 to June 30, 2013
A shares Renminbi-denominated ordinary shares of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi
H shares Overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong, China and listed on the SEHK for subscription in Hong Kong dollars
ADS U.S. dollar-denominated American Depositary Shares representing ownership of 50 H shares issued by trustees in the United States under the authorization of the Company
CSRC The China Securities Regulatory Commission
SSE The Shanghai Stock Exchange
SEHK The Hong Kong Stock Exchange
NYSE The New York Stock Exchange
SFO The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
Listing Rules The listing rules of SEHK and/or the listing rules of SSE (as the case may be)
Articles The articles of associations of Guangshen Railway Company Limited
CRC China Railway Corporation
GRGC, largest shareholder Guangzhou Railway (Group) Company
GEDC Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company
YCR Guangzhou Railway Group YangCheng Railway Enterprise Development Company
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Chapter 2
Company Profile
I. COMPANY INFORMATION
Chinese name
Chinese name abbreviation
English name Guangshen Railway Company Limited
Legal representative of the Company Li Wenxin
II. CONTACT PERSON AND CONTACT INFORMATION
Company Secretary Representative of Securities Affairs
Name Guo Xiangdong Deng Yanxia
Address No. 1052 Heping Road, Luohu District, Shenzhen Guangdong Province, China
Tel (86) 755-25588150
Fax (86) 755-25591480
Email ir@gsrc.com
III. BASIC INFORMATION
Registered address and place of business No. 1052 Heping Road, Luohu District Shenzhen, Guangdong Province, China
Postal code of registered address and place of business 518010
Company website http://www.gsrc.com
E-mail ir@gsrc.com
IV. PLACES FOR INFORMATION DISCLOSURE AND RESERVE ADDRESS
Newspapers for information disclosure of the Company China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites publishing the interim report http://www.sse.com.cn
http://www.hkexnews.hk
http://www.gsrc.com
Reserve address of interim report No. 1052 Heping Road, Luohu District Shenzhen, Guangdong Province, China
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GUANGSHEN RAILWAY INTERIM REPORT 2014

V. SHARE INFORMATION OF THE COMPANY

Type of the Shares	Stock Exchange	Stock Short Name	Stock Code
A Share	Shanghai Stock Exchange	廣深鐵路	601333
H Share	The Stock Exchange of Hong Kong Limited	廣深鐵路	00525
ADS	The New York Stock Exchange, Inc.	—	GSH

VI. REGISTRATION ALTERATION OF THE COMPANY DURING THE REPORTING PERIOD

During the reporting period, there was no alteration in the registration of the Company, and there was no change in the principal business and the largest shareholder.

VII. OTHER RELEVANT INFORMATION

PRC auditor	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office address	11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Chen Anqiang Qiu Xiaoying
International auditor	Name	PricewaterhouseCoopers
	Office address	22nd Floor, Prince's Building, Central, Hong Kong
Legal advisor as to PRC law	Name	Beijing Haiwen & Partners
	Office address	20th Floor, Beijing Fortune Financial Center, No. 5 Dong San Huan Central Road, Chaoyang District, Beijing, China
Legal advisor as to Hong Kong law	Name	Cleary Gottlieb Steen & Hamilton (Hong Kong)
	Office address	37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong
Legal advisor as to United States law	Name	Shearman & Sterling LLP
	Office address	12th Floor, Gloucester Tower, The Landmark, 15 Queen's Road Central, Central, Hong Kong
A Share registrar	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office address	36th Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New District, Shanghai, China
H Share registrar	Name	Computershare Hong Kong Investor Services Limited
	Office address	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, Guangdong Province, China

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Chapter 3
Summary of Accounting Data and Financial
Indicators
I. MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS
(Unit: RMB thousand)
At the end of the reporting period At the end of last year Increase/ Decrease compared to the end of last year (%)
Total assets 33,510,638 33,231,989 0.84
Net assets (excluding non-controlling interest) 26,412,581 26,650,544 (0.89)
Net assets per share (RMB) 3.73 3.76 (0.80)
Reporting period (From January to June) Same period last year Period-on-period increase/ decrease (%)
Total revenue 7,168,130 7,626,184 (6.01)
Total operating expenses 6,617,304 6,651,342 (0.51)
Profit from operations 526,825 958,010 (45.01)
Profit before tax 437,421 863,494 (49.34)
Consolidated profit attributable to shareholders 328,720 649,077 (49.36)
Basic earnings per share (RMB) 0.05 0.09 (44.44)
Earnings per ADS (RMB) 2.32 4.58 (49.34)
Net cash generated from operating activities 669,002 880,727 (24.04)
Net cash generated from operating activities per share (RMB) 0.09 0.12 (25.00)
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Chapter 4
Report of the Board
I. THE BOARD’S DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD
In the first half of 2014, the operating revenues of the Company were RMB7,168 million, representing a decrease of 6.01% from RMB7,626 million of the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and other transportation related services, and other businesses were RMB3,501 million, RMB850 million, RMB2,394 million and RMB423 million, respectively, accounting for 48.84%, 11.86%, 33.39% and 5.91% of the total revenues, respectively. Profit from operation was RMB527 million, representing a decrease of 45.01% from RMB958 million of the same period last year; consolidated profit attributable to equity holders was RMB329 million, representing a decrease of 49.36% from RMB649 million of the same period last year.
I. Analysis of principal operations
1. Changes in items of financial statements
Unit: RMB thousand
Item Current period Same period last year Change (%)
Operating revenues 7,168,130 7,626,184 (6.01)
Operating expenses 6,617,304 6,651,342 (0.51)
Finance costs 90,678 94,497 (4.04)
Income tax expenses 108,758 215,743 (49.59)
Net cash flows from operating activities 669,002 880,727 (24.04)
Net cash flows from investing activities 26,350 (627,477) N/A
Net cash flows from financing activities (100) (150) (33.33)
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2. Revenue

(1) Passenger transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Through Trains in Hong Kong. As at June 30, 2014, the Company operated a total of 229 pairs of passenger trains on a daily basis according to its train schedule, among which there were 105 pairs of Guangzhou-Shenzhen inter-city express trains (including 19.5 pairs of back-up trains); 13 pairs of Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 111 pairs of long-distance trains. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for current period in comparison with those in the same period last year:

	January — June 2014	January — June 2013	Period-on-period increase/ decrease (%)
Passenger transportation revenues (RMB)	3,500,884,012	3,985,087,176	(12.15)
— Guangzhou-Shenzhen inter-city trains	1,044,113,164	1,173,608,070	(11.03)
— Through Trains	261,221,234	237,030,742	10.21
— Long-distance trains	1,968,047,059	2,293,411,835	(14.19)
— Other revenues from passenger transportation	227,502,555	281,036,529	(19.05)
Passenger delivery volume (persons)	42,764,715	44,835,998	(4.62)
— Guangzhou-Shenzhen inter-city trains	17,801,052	17,950,020	(0.83)
— Through Trains	1,945,943	1,866,106	4.28
— Long-distance trains	23,017,720	25,019,872	(8.00)
Total passenger-kilometers (passenger-kilometers)	13,895.96	14,648.46	(5.14)

- **The decrease in passenger transportation revenues was mainly due to:** (a) the accounting of operating revenues after deducting VAT in accordance with the relevant requirements of the domestic accounting standards subsequent to the implementation of the pilot policy replacing the business tax with value-added tax ("**BT to VAT**") within the railway transportation industry since January 1, 2014, as VAT is an ex-price charge in which the tax and charge are separated. In addition, the existing pricing standards for the Company's revenues were consistent with those prior to the BT to VAT. As a result, the ex-VAT revenue based on the original pricing standards for revenues was lower than that of the same period last year; (b) a corresponding decrease in passenger transportation revenues under a decrease in the passenger delivery volume, in particular that of the long-distance trains during the reporting period.

- **The decrease in passenger delivery volume was mainly due to:** (a) the cease of operation of certain long-distance trains running through the railway lines and stations of the Company subsequent to the adjustment of the national train schedule by CRC on December 28, 2013 in an effort to optimize the national railway transportation resources; (b) diversion of some passengers of the long-distance trains and Guangzhou-Shenzhen inter-city express trains to the increased number of high-speed trains running from the Pearl River Delta Region to the major inland cities with the gradual completion and operation of the high-speed railway network with Four East-West Lines and Four South-North Lines in the PRC; (c) the completion and full opening of Guangzhou-Shenzhen Riverside Expressway on December 28, 2013 also diverted some of the passenger flows.

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GUANGSHEN RAILWAY INTERIM REPORT 2014

(2) Freight transportation

Freight transportation is the important transportation business segment of the Company including the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway. The table below sets forth the revenues from freight transportation and freight tonnage for current period in comparison with those in the same period last year:

	January — June 2014	January — June 2013	Period-on-period increase/ decrease (%)
Freight transportation revenues (RMB)	850,347,167	641,557,365	32.54
— Outbound freight	297,852,461	238,336,712	24.97
— Inbound freight, including arrival and pass-through freight	430,651,421	371,283,088	15.99
— Other revenues from freight transportation	121,843,285	31,937,565	281.50
Tonnage of freight (tonnes)	24,641,119	28,262,406	(12.81)
— Outbound freight	9,431,623	9,843,277	(4.18)
— Inbound freight, including arrival and pass-through freight	15,209,496	18,419,129	(17.43)
Total tonne-kilometers (tonne-kilometers)	5,252.33	6,359.63	(17.41)

- **The increase in freight transportation revenues was mainly due to:** (a) an increase in the related revenues subsequent to the acquisition of the freight transportation business and assets related to luggage transportation previously operated by the Dalang Handling Station of China Railway Container and the Guangzhou Branch Company of China Railway Express on November 30, 2013; (b) the accounting of revenues as other revenues after the categorization of pick-up and delivery, uploading and unloading and other two-end services related to freight transportation as freight transportation segment subsequent to the implementation of the 'non-negotiable price' policy for the national railway freight transportation industry since June 15, 2013; (c) the adoption of the unified freight transportation price for national railways by the freight transportation business of Guangzhou-Pingshi section of Beijing-Guangzhou Railway operated by the Company, which was increased by an average of RMB1.5 cents per ton-km since February 15, 2014.

- **The decrease in freight volume was mainly due to:** a decrease in freights volume through the railway network under the impact of decelerated domestic economic growth, increased efforts in industry restructuring in the Pearl River Delta region, intensified competition on the transportation market and other factors.

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(3) Railway network usage and other transportation related services

Railway network usage and services provided by the Company mainly include passenger railway network usage services and freight railway network usage services, and other transportation services mainly include provision of railway operation services, locomotive and passenger car leasing, locomotive and passenger car fueling and luggage transportation. The table below sets forth the revenues from railway network usage and other transportation related services for the current period in comparison with those of the same period last year:

	January — June 2014	January — June 2013	Period-on-period increase/ decrease (%)
Railway network usage and other transportation related services (RMB)	2,393,696,115	2,499,062,594	(4.22)
(1) Railway network usage services	1,432,614,124	1,807,330,166	(20.73)
— Passenger railway network usage	1,341,957,158	1,537,771,875	(12.73)
— Freight railway network usage	90,656,966	269,558,291	(66.37)
(2) Other transportation services	961,081,991	691,732,428	38.94
— Railway operation service	816,424,400	587,601,080	38.94
— Other services	144,657,591	104,131,348	38.92

- **The decrease in revenues from railway network usage and services was mainly due to:** (a) a corresponding decrease in the related revenues from network usage subsequent to the acquisition of the freight transportation business and assets related to luggage transportation previously operated by the Dalang Handling Station of China Railway Container and the Guangzhou Branch Company of China Railway Express on November 30, 2013; (b) a corresponding decrease in the related revenues from network usage subsequent to the cease of operation of certain long-distance trains running through the railway lines and stations of the Company subsequent to the adjustment of the national train schedule by CRC on December 28, 2013 in an effort to optimize the national railway transportation resources; (c) the accounting of operating revenues after deducting VAT in accordance with the relevant requirements of the domestic accounting standards subsequent to the implementation of the BT to VAT pilot policy within the railway transportation industry since January 1, 2014, as VAT is an ex-price charge in which the tax and charge are separated. In addition, the existing pricing standards for the Company's revenues were consistent with those prior to the BT to VAT. As a result, the ex-VAT revenue based on the original pricing standards for revenues was lower than that of the same period last year.
- **The increase in revenues from railway operation services was mainly due to:** an increase in the provision of railway operation services to Wuhan-Guangzhou Railway, Guangzhou-Shenzhen-Hong Kong, Xiamen-Shenzhen Railway and Guangzhou-Zhuhai Railway by the Company during the reporting period.
- **The increase in revenues from other services was mainly due to:** an increase in the related revenues subsequent to the acquisition of the freight transportation business and assets related to luggage transportation previously operated by the Guangzhou Branch Company of China Railway Express on November 30, 2013.

(4) Other businesses

Other businesses of the Company mainly include train repair, on-board catering services, sales of materials and supplies, leasing, sale of goods and other businesses related to railway transportation. In the first half of 2014, revenues from other businesses of the Company were RMB423 million, representing a decrease of 15.44% from RMB500 million of the same period last year, which was mainly attributable to the accounting of revenues as other revenues after the categorization of pick-up and delivery, uploading and unloading and other two-end services related to freight transportation as freight transportation segment subsequent to the implementation of the 'non-negotiable price' policy for the national railway freight transportation industry since June 15, 2013.

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GUANGSHEN RAILWAY INTERIM REPORT 2014
3. Costs
Unit: RMB thousand
By industry January — June 2014 January — June 2013 Period-on-period increase/ decrease (%)
Railway business 6,191,821 6,170,784 0.34
Other businesses 425,483 480,558 (11.46)
Total 6,617,304 6,651,342 (0.51)
The increase in cost of railway business was mainly due to: (1) increases in salary and benefit expenses under increases in the number of passenger and freight transportation staff, increases in salaries across the industry, increases in housing fund and base of social security payments; (2) an increase in the related costs and expense subsequent to the acquisition of the freight transportation business and assets related to luggage transportation previously operated by the Dalang Handling Station of China Railway Container and the Guangzhou Branch Company of China Railway Express on November 30, 2013; (3) inclusion of the related costs, such as cost relating to pick-up and delivery, uploading and unloading and other two-end services related to freight transportation, as part of cost of principal business subsequent to the implementation of the ‘non-negotiable price’ policy for the national railway freight transportation industry since June 15, 2013; (4) corresponding increases in maintenance fees arising from increased work subsequent to completion of repair of passenger railway section.
The decrease in cost of other business was mainly due to: the accounting of the related costs as the costs of railway business after the categorization of pick-up and delivery, uploading and unloading and other two-end services related to freight transportation as freight transportation segment subsequent to the implementation of the ‘non-negotiable price’ policy for the national railway freight transportation industry since June 15, 2013.
4. Expenses
Unit: RMB thousand
Item January — June 2014 January — June 2013 Period-on-period increase/ decrease (%) Major reason for the changes
Finance costs 90,678 94,497 (4.04) Decrease in foreign exchange losses.
Income tax expenses 108,758 215,743 (49.59) Corresponding decrease in gross profit before tax due to decreases in operating revenues.
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5. Cash flow
Unit: RMB thousand
January — June 2014 January — June 2013 Period-on-period increase/ decrease (%) Major reason for the changes
Net cash flows from operating activities 669,002 880,727 (24.04) Corresponding decrease in cash received from sale of goods and provision of services during the period due to decreases in operating revenues.
Net cash flows from investment activities 26,350 (627,477) N/A Increase in fixed deposits of terms over three months recovered.
Net cash flows from financing activities (100) (150) (33.33) —
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GUANGSHEN RAILWAY INTERIM REPORT 2014
(II) Analysis on investment position
1. General analysis on investments in external equity interests
During the reporting period, the Company had not made investments in securities such as stock, warrants or convertible bonds, and had not held or dealt in equity interests of other listed companies and non-listed financial enterprises.
2. Entrusted investment and derivatives investment by non-financial companies
During the reporting period, there was no entrusted investment or entrusted loan or derivatives investment by the Company.
3. General use of raised proceeds
During the reporting period, the Company had not raised any funds and no funds raised previously have been used during the reporting period.
4. Analysis on major subsidiaries and investee companies
During the reporting period, the Company had no net profit from a single subsidiary or investment income from a single investee company that equals to 10% or more of the net profit of the Company.
5. Use of non-raised proceeds
During the reporting period, the Company had no significant projects of non-raised proceeds investment.
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II. OPERATING OUTLOOK AND FOCUS TASKS FOR THE SECOND HALF OF 2014
Looking forward to the second half of 2014, the Company will continue to face operating pressure from the intensified competition within the railway passenger transportation market, sluggish market demand for railway freight transportation, the increase in tax liabilities arising from the implementation of the BT to VAT pilot policy within the railway transportation industry and other negative factors. Its operating revenues and operating profits will remain on a downward track. Against the background of the abovementioned unfavorable operation environment, the Company will continue to adhere to the operating objectives established by the Board at the beginning of the year, substantially promote the management of safety risks, incessantly drive for the transportation restructuring, forcefully develop the core businesses of passenger transportation and freight transportation, enhance the management of railway operation and services, reinforce its operation, development and management, regulate the Company’s operations management, and focus on the following tasks:
(1) In respect of safty: to persist in source management to implement the key tasks of regulating safety management, standardizing onsite working standards, and normalizing inspection and repair; to continue to step up safety risk management and enhance the level of railway safety management in order to ensure railway safety and stability.
(2) In respect of passenger transportation: firstly, to further tap into the potential of the passenger transportation market, to further enhance the operating plans of the Guangzhou-Shenzhen inter-city express trains and extraordinary holiday passenger trains, and to fully leverage on the transportation potential of Dongguan station and Shenzhen East station to increase the running of long-distance passenger trains. Secondly, to optimize the organization and management of passenger transportation, to fully capitalize on the advantages of shared resources and numerous selling points under joint network ticketing, and to forcefully increase the selling of return tickets and cross-region tickets. Thirdly, to improve the services and facilities of passenger transportation and enhance the quality of passenger transportation services in order to build a safe, convenient and warm traveling environment for the travelers.
(3) In respect of freight transportation: firstly, to fortify the freight transportation reform, to consolidate the organization and management of freight transportation, to innovate the organization method of freight transportation, to reinforce management of uploading and unloading, and to perfect the price adjustment mechanism for freight transportation. Secondly, to improve the services and facilities of freight transportation, to aggressively enhance the progress of the reform of the goods yards at Dalong station, Yingde station, Shaoguan East station and other stations.
(4) In respect of diversified operation: firstly, to establish and commence the CRH speed post transportation services at the Guangzhou station, Guangzhou East station and Shenzhen station within the Company’s channels by taking advantages of high frequency, high passenger volume, safety and high speed of the Guangzhou-Shenzhen inter-city express trains. Secondly, to carry out preliminary research work for consolidated land development, pursuant to the Opinion on the Support of Railway Construction and the Implementation of the Consolidated Land Development issued by General Office of the State Council of the PRC.
(5) In respect of financial management: firstly, to strengthen comprehensive budget management including reasonable cost and expense arrangements in accordance with the needs based on the Company’s annual budget, as well as strict implementation of the budget management liability system. Secondly, to regulate the tendering process through prohibition of the subordinate units from breaking down items related to the Company’s projects directly subject to tendering process in an attempt to avoid the tendering process. Thirdly, to purchase materials, equipment and energy in compliance with the national, industrial and the Company’s requirements of BT to VAT, including obtaining the VAT Invoices for all procurement and service projects in order to lower the tax expenses of the Company.
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GUANGSHEN RAILWAY INTERIM REPORT 2014
III. P L A N S F O R P R O F I T D I S T R I B U T I O N O R C O M M O N R E S E R V E CAPITALIZATION
1. Implementation or adjustment of cash dividend distribution plan devised during the reporting period
At the 2013 annual general meeting held on May 29, 2014, the profit distribution plan of 2013 was passed after consideration, under which a final cash dividend for 2013 of RMB0.08 per share, including tax, was to be distributed to the shareholders of the Company, based on the total share capital of 7,083,537,000 shares as at December 31, 2013. The dividends were distributed to the shareholders on July 28, 2014. For the detailed arrangements related to the distribution of dividends for A Shares, please refer to the “Announcement on Distribution of Dividends for 2013” published by the Company on the website of SSE (http://www.sse.com.cn) on July 21, 2014, whereas for the detailed arrangements related to the distribution of dividends for H Shares, please refer to the “Announcement of Poll Results of the Annual General Meeting Held on 29 May 2014 and Changes in Directors and Supervisors” published by the Company on the HKExnews website of SEHK (http://www.hkexnews.hk) on May 29, 2014.
2. Proposed 2014 interim profit distribution plan and common reserve capitalization plan for the interim period
The Board of the Company has decided not to distribute any profit or capitalize any common reserve for the interim period of 2014.
IV. OTHER DISCLOSURES
1. Changes in accounting policies
During the reporting period, except as disclosed in Note 3 to the financial statements of this interim report, the Company had no other changes in accounting policies, accounting estimates or auditing method, and there was no correction of material accounting errors of previous periods.
2. Liquidity and capital sources
During the reporting period, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, payment of taxes and so on. The Company has sufficient cash flow and believes that it has sufficient working capital, bank loans and other capital sources to meet its operation and development needs.
As at the end of the reporting period, apart from mid-term notes at a nominal value of RMB3.5 billion and bearing a fixed interest rate of 4.79% per annum issued by the Company, there were no other forms of borrowings. Capital commitments and operating commitments of the Company as at the end of the reporting period are set out in Note 17 to the financial statements.
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As at the end of the reporting period, the Company had no charge on any of its assets and had not provided any guarantees, and had no entrusted deposits, and the gearing ratio (calculated by total liabilities divided by total assets as at the end of the reporting period) of the Company was 21.05%.
3. Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets
During the reporting period, the Company had no material investment, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.
4. Risk of foreign exchange fluctuations and related hedges
The Company’s exposure to foreign currency risks is mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than denominated in RMB are subject to the risks of foreign exchange fluctuations.
The Company has not used any financial instruments to hedge its foreign currency risks. Currently, its foreign currency risks are minimized mainly through monitoring the size of transactions of foreign currencies and foreign currency denominated assets and liabilities.
5. Contingent liabilities
During the reporting period, the Company had no contingent liability.
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Chapter 5
Matters of Importance
I. CORPORATE GOVERNANCE
1. Overview of corporate governance
Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of affairs of the Company. General meeting, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the place of listing of the Company’s stocks related to corporate governance of listed company.
During the reporting period, the Company has completed self-assessment of internal control and related auditing works for 2013 in accordance with the relevant requirements of domestic and overseas securities regulatory authorities on the internal control of listing companies, and has further perfected its internal control system, regulated the implementation of its internal control system, reinforced the supervision and inspection of its internal control system in accordance with the Basic Regulations on Enterprise Internal Control and Implementation Guidelines for Enterprise Internal Control jointly promulgated by five ministries of the PRC, Section 404 of the United States Sarbanes-Oxley Act and the relevant requirements of domestic and overseas securities regulatory authorities in order to promote the healthy and sustainable development of the Company.
During the reporting period, as the national railway industry operated on a concentrated and unified commanding transportation management system, GRGC, the largest shareholder of the Company, required financial information of the Company in order to carry out administrative roles as the industry leader in accordance with legal and administrative regulations. Such information was provided in the monthly financial reports by the Company during the reporting period. Accordingly, the Company meticulously reinforced the management of undisclosed information in accordance with the requirements under the System for the Management of Inside Information and Insiders, and timely reminded the shareholders of their duties in relation to information confidentiality and prevention of insider transactions.
Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and level of governance to promote the regulated, healthy and sustainable development of the Company.
2. The Board
The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they all possess appropriate professional qualifications in accounting or related fields.
The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific responsibilities, reports to and gives advice to the Board on a regular basis.
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3. Audit committee
Members of the audit committee were appointed by the Board. It consists of three independent non- executive Directors, namely, Mr. Chen Song (chairman of audit committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board, Mr. Guo Xiangdong is the secretary of the audit committee.
According to the requirements of the Terms of Reference of Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that appropriate auditing recommendations are implemented. The audit committee has been provided with adequate resources from the Company to perform its duties.
The 2014 interim report (including the unaudited interim financial statements for the 6 months ended June 30, 2014) of the Company has been reviewed by the audit committee.
4. Remuneration committee
Members of the remuneration committee were appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Li Wenxin (chairman of remuneration committee), Mr. Shen Yi, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting.
According to the requirements of the Terms of Reference of Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee is provided with adequate resources from the Company to perform its duties.
5. Compliance with the Corporate Governance Code
The Company is always committed to maintaining high standards of corporate governance. During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK.
As at the end of the reporting period, the Board decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure of the Company over a long time. According to the requirements of the Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director or there is a vacancy for Director, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for an independent Director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be reelected.
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GUANGSHEN RAILWAY INTERIM REPORT 2014
6. Securities transactions by Directors, Supervisors and senior management and interests on competitive business
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.
After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.
After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.
II. MATERIAL LITIGATION, ARBITRATION AND MATTERS QUESTIONED BY GENERAL MEDIA
During the reporting period, the Company was not involved in any material litigation, arbitration or any matters questioned by the media.
III. APPROPRIATION OF FUND AND PROGRESS OF DEBT CLEARANCE DURING THE REPORTING PERIOD
During the reporting period, there was no non-operational appropriation of the Company’s fund by its controlling shareholders and their related parties.
IV. BANKRUPTCY, RESTRUCTURING AND INCIDENTS OF SUSPENSION OF LISTING OR TERMINATION OF LISTING
During the reporting period, the Company had no matters in relation to bankruptcy, restructuring and no incidents of suspension of listing or termination of listing.
V. TRANSACTIONS OF ASSETS AND MERGERS OF ENTERPRISES
During the reporting period, apart from assets transactions as disclosed in ‘Connected transactions related to acquisition or disposal of assets’ under this section, the Company had no other transactions of assets or mergers of enterprises.
_20

VI. MATERIAL CONNECTED TRANSACTIONS
1. Connected transactions related to daily operations
Unit: RMB thousand
Party involved in connected transaction Relationship Type of connected transaction Content of connected transaction Pricing principle Amount of connected transaction
GRGC and its subsidiaries Largest shareholder and its subsidiaries Provision of services Train services Determined based on negotiation between the contracting parties with reference to full cost principle or based on a pricing scheme set by the former MOR 68,277
GRGC and its subsidiaries Largest shareholder and its subsidiaries Provision of services Railway network usage fees settled through CRC Determined based on a pricing scheme set by the former MOR 559,862
GRGC’s subsidiaries Subsidiaries of largest shareholder Provision of services Railway operation services Levied based on contract prices determined based on cost plus a profit margin and agreed between both parties 127,595
GRGC and its subsidiaries subsidiaries Largest shareholder and its Sale of goods Sale of materials and supplies Determined based on negotiation between the contracting parties with reference to full cost principle 2,034
GRGC and its subsidiaries Largest shareholder and its subsidiaries Provision of services Apartment leasing and other services Determined based on negotiation between the contracting parties with reference to full cost principle 580
GRGC and its subsidiaries Largest shareholder and its subsidiaries Receipt of services Train services Determined based on negotiation between the contracting parties with reference to full cost principle or based on a pricing scheme set by the former MOR 314,011
GRGC and its subsidiaries Largest shareholder and its subsidiaries Receipt of services Railway network usage fees settled through the CRC Determined based on a pricing scheme set by the former MOR 716,085
GRGC Largest shareholder Receipt of services Land lease service Determined with reference to the contract between the both parties 26,981
GEDC and YCR Subsidiaries of largest shareholder Receipt of services Consolidated transportation services Levied based on contract prices determined based on cost plus a profit margin and agreed between both parties 28,526
GRGC and its subsidiaries Largest shareholder and its subsidiaries Receipt of services Maintenance and repair services Determined based on negotiation between the contracting parties with reference to full cost principle 136,061
GRGC and its subsidiaries Largest shareholder and its subsidiaries Purchase of goods Purchase of materials and supplies Levied based on contract prices determined based on purchase amount plus a management fee ranging from 0.3% to 5% 149,247
GRGC and its subsidiaries Largest shareholder and its subsidiaries Receipt of services Project construction services Determined by the budget under the national railway engineering quota 21,312
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GUANGSHEN RAILWAY INTERIM REPORT 2014
Explanation regarding the daily connected transactions:
The conditional land leasing agreement entered into by the Company and GRGC on November 15, 2004 became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million. During the reporting period, the Company paid a rent of RMB26.98 million to GRGC.
On October 18, 2013, the Company and GRGC entered into a conditional comprehensive service framework agreement regarding a continuing connected transaction (“Comprehensive Service Framework Agreement”) with the annual caps for each of the three financial years ended December 31, 2016. On December 19, 2013, the Company convened 2013 Extraordinary General Meeting, during which the shareholders approved the Comprehensive Services Framework Agreement and confirmed the annual caps of the connected transaction for 2014 to 2016. During the reporting period, the amounts of connected transactions between the Company and GRGC did not exceed the caps approved at the Extraordinary General Meeting.
As railway transportation business is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of GRGC and its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC and its subsidiaries. The regular connected transactions occurring between the Company and GRGC and its subsidiaries are determined on the basis of fairness and reasonableness and are priced with reference to market price, industrial guidance price or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by the relevant regulatory rules, thus safeguarding the Company’s interests to the greatest extent.
2. Connected transactions related to acquisition or disposal of assets
On May 29, 2014, the Company entered into the Assets Transfer Agreement with Guangzhou Railway Economic Technology Development Corporation (a subsidiary of GRGC, its largest shareholder), pursuant to which the Company purchased certain transportation-related assets and liabilities of the latter. For details of the connected transaction, please read the relevant announcement of the Company disclosed on the website of SSE (http://www.sse.com.cn), the HKExnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com) on May 29, 2014.
3. Material connected transactions related to joint external investment
During the reporting period, the Company had no material connected transaction related to joint external investment.
_22

4. Related claims and debts
Unit: thousand RMB
Related party Relationship Fund provided to related party
Opening balance Addition Closing balance
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited Subsidiary 9,080 — 9,080
Zengcheng Lihua Stock Company Limited Associate 14,300 120 14,420
Other entities/companies Associate 10 — 10
Total 23,390 120 23,510
Addition to fund provided to the controlling shareholder and its subsidiaries by the Company during the reporting period —
Balance of fund provided to the controlling shareholder and its subsidiaries by the Company —
Impact of the related claim and debt on the operating results and financial position of the Company No significant impact on the operating results and financial position of the Company
VII. MATERIAL CONTRACTS AND THE IMPLEMENTATION
1. Trust, contracted businesses and leasing affairs
During the reporting period, the Company did not engage in any trust, contracted businesses and leasing affairs which contribute over 10% (including 10%) of the Company’s total profit for current period.
2. Guarantee
During the reporting period, the Company did not have any guarantee.
3. Other material contracts or transactions
During the reporting period, the Company did not enter into any other material contracts or transactions.

23
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GUANGSHEN RAILWAY INTERIM REPORT 2014
VIII. FULFILLMENT OF COMMITMENTS
Commitments of GRGC, the largest shareholder of the Company during the reporting period are as follows:
1. As committed at the time of the initial public offer of the Company in December 2006, GRGC and any of its subsidiaries would not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries would not compete with the Company within the service territory of the Company either.
2. As committed at the time of the initial public offer of the Company in December 2006, GRGC would reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC would perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.
3. As committed at the time of the initial public offer of the Company in December 2006, GRGC would lease the land of Guangzhou-Pingshi Railway Line to the Company after securing the land by way of licensed operation. GRCG and the Company entered into a land lease agreement that became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It was agreed by the two parties that the annual land rent should not exceed RMB74 million.
4. GRGC issued an undertaking letter in relation to enhancement on managing unreleased information to the Company in October 2007 to enhance the management of unreleased information.
During the reporting period, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.
IX. ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS
On May 29, 2014, the Company held the 2013 Annual General Meeting of Shareholder at which resolutions were passed to duly appoint PricewaterhouseCoopers Zhong Tian LLP as the domestic auditor and PricewaterhouseCoopers as the international auditor of the Company for 2014.
X. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, DE FACTO CONTROLLER, PURCHASER AND THE RECTIFICATION THEREOF
During the reporting period, none of the Company, its Directors, Supervisors, senior management, shareholders with a shareholding of more than 5%, de facto controller and purchaser was subject to any punishment by administrative institutions, judicial authorities, CSRC and relevant stock exchanges.
XI. EXPLANATION OF OTHER MATERIAL EVENTS
There was no other material event during the reporting period.
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Chapter 6

Changes in Shares and Particulars of Shareholders

I. CHANGES IN SHARE CAPITAL

During the reporting period, there was no change in the total amount and structure of share capital of the Company and there was no share with selling restrictions.

II. PARTICULARS OF SHAREHOLDERS

1. Number of shareholders

Number of shareholders as at the end of the reporting period (Number)	342,704 (A shares: 342,251; H shares: 453)

2. Particulars of the shareholding of the top ten shareholders

Unit: share

Name of shareholder (Full name)	Particulars of the shareholding of the top ten shareholders Number of shares held at the end of the period	Percentage (%)	Number of shares with selling restriction held	Number of shares in pledge or frozen	Nature of Shareholder
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	None	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,395,294,831	19.70	—	Unknown	Foreign-funded shareholder
New China Life Insurance Company Ltd – Bonus – Group Bonus – 018L – FH001Hu	69,628,671	0.98	—	Unknown	Other
Taiyuan Iron & Steel (Group) Company Limited	50,776,147	0.72	—	Unknown	State-owned legal person
Agricultural Bank of China – Franklin Templeton Flex Cap Market Value Equity Securities Investment Fund	42,272,636	0.60	—	Unknown	Other
The Bank of China Limited – Harvest CSI 300 Trading Open-end Index Securities Investment Fund	17,939,125	0.25	—	Unknown	Other
Industrial and Commercial Bank of China Limited – ChinaAMC CSI 300 Trading Open-end Index Securities Investment Fund	12,983,160	0.18	—	Unknown	Other
Industrial and Commercial Bank of China Limited – Huatai Bairui CSI 300 Trading Open-end Index Securities Investment Fund	12,213,950	0.17	—	Unknown	Other
Agricultural Bank Of China Limited – Fullgoal Tiansheng Flexible Allocation Mixed Securities Investment Fund	12,032,401	0.17	—	Unknown	Other
Li Wei	10,676,332	0.15	—	Unknown	Personal

25

GUANGSHEN RAILWAY INTERIM REPORT 2014

Unit: share

Name of shareholder (Full name)	Particulars of the shareholding of the top ten holders of shares without selling restrictions: Number of shares without selling restrictions held	Class of shares
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,395,294,831	H shares
New China Life Insurance Company Ltd. – Bonus – Group Bonus – 018L – FH001Hu	69,628,671	A shares
Taiyuan Iron & Steel (Group) Company Limited	50,776,147	A shares
Agricultural Bank of China – Franklin Templeton Flex Cap Market Value Equity Securities Investment Fund	42,272,636	A shares
The Bank of China Limited – Harvest CSI 300 Trading Open-end Index Securities Investment Fund	17,939,125	A shares
Industrial and Commercial Bank of China Limited – ChinaAMC CSI 300 Trading Open-end Index Securities Investment Fund	12,983,160	A shares
Industrial and Commercial Bank of China Limited – Huatai Bairui CSI 300 Trading Open-end Index Securities Investment Fund	12,213,950	A shares
Agricultural Bank Of China Limited – Fullgoal Tiansheng Flexible Allocation Mixed Securities Investment Fund	12,032,401	A shares
Li Wei	10,676,332	A shares
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above shareholders are connected or act in concert as defined in Measures on Administration of Acquisitions of Listed Companies.	

Note: HKSCC NOMINEES LIMITED represents 香港中央結算（代理人）有限公司, which held 1,395,294,831 H shares of the Company, representing 97.48% of the H shares in issue of the Company. These H shares were held on behalf of various clients respectively.

26

3. So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong) as follows:
Name of shareholder
Class of shares
Number of shares held Capacity
Percentage of issued share capital of the same class (%)
Unit: share
Percentage of total share capital (%)
Guangzhou Railway (Group) Company A shares 2,629,451,300(L) Beneficial owner 46.52(L) 37.12(L)
FIL Limited H shares 206,908,000(L) Investment manager 14.46(L) 2.92(L)
Note: The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes the lending pool.
III. CHANGES IN THE LARGEST SHAREHOLDER AND ITS DE FACTO CONTROLLER
During the reporting period, there was no change in the Company’s largest shareholder and its de facto controller.
IV. OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE
As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).
V. PUBLIC FLOAT
As of the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.
VI. REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY
As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.
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GUANGSHEN RAILWAY INTERIM REPORT 2014
VII. PRE-EMPTIVE RIGHT
Under the Articles of the Company and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.
VIII. TRANSACTIONS INVOLVING ITS OWN SECURITIES
As at the end of the reporting period, none of the Company and its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, and redeemable securities.
_28

Chapter 7
Directors, Supervisors, Senior Management and Employees
I. CHANGES IN SHAREHOLDINGS AND INTERESTS IN DEBENTURE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENTS
During the reporting period, none of the Directors, Supervisors or senior management has held or dealt in the shares or debentures of the Company or its associated corporations, or has held the share option of the Company or its associated corporations or has been granted any shares with selling restrictions.
II. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENTS
1. Directors and shareholder representative supervisors
On May 29, 2014, the Company convened the 2013 Annual General Meeting for the election of directors of the Board and shareholder representative supervisors of Supervisory Committee upon the change of session was carried out. At the meeting, Mr. Li Wenxin, Mr. Shen Yi and Mr. Luo Qing were elected as the executive directors of the seventh session of the Board, Mr. Sun Jing, Mr. Yu Zhiming and Mr. Huang Xin were elected as the non-executive directors of the seventh session of the Board, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting were elected as the independent non-executive directors of the seventh session of the Board, and Mr. Liu Mengshu, Mr. Chen Shaohong, Mr. Shen Jiancong and Mr. Li Zhiming were elected as the shareholder representative supervisors of the seventh session of the Supervisory Committee.
The biographies of the executive directors appointed are as follows:
Li Wenxin, male, born in April 1963, joined the Company in November 2011 and is the Chairman of the Company. He is a postgraduate with a master degree, a senior engineer and an associate researcher. He has worked at the Science Research Institute of the former Ministry of Railway (“former MOR”), Guangzhou Railway Bureau, GRGC, Qingzang Railway Company, transportation command center of the former MOR, and Transportation Bureau of the former MOR before 2007. From January 2007 to August 2009, he served as secretary of party committee and deputy dean of Railway Science Research Institute. He served as chief of diversified operation development center of former MOR from September 2009 to May 2011. From June 2011 to November 2011, he served as deputy chairman of the board of directors, general manager and deputy secretary of party committee of GRGC. Since December 2011, he has served as chairman of the board, general manager and deputy secretary of party committee of GRGC. Currently, Mr. Li is also the chairman of the board of Guangmeishan Railway Co., Ltd., Guangdong Sanmao Railway Co., Ltd., Yuehai Railway Co., Ltd. and Shichang Railway Co., Ltd..
Shen Yi, male, born in April 1955, joined the Company in October 2008 and is an executive Director and general manager of the Company. Mr. Shen graduated from the Northern Jiaotong University (now, Beijing Jiaotong University) and holds a bachelor’s degree in railway transportation. Mr. Shen has more than 30 years of experience in railway transportation management and has served at different railway stations and sections, railway sub-bureaus and railway bureaus. He was general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company of GRGC successively. Before joining the Company in October 2008, he was the general manager of Shichang Railway Company Limited.
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GUANGSHEN RAILWAY INTERIM REPORT 2014
Luo Qing, male, born in September 1964, joined the Company in December 2008 and is an executive Director of the Company. Mr. Luo graduated from the Correspondence College of the Party School of CPC, majoring in economic management, master postgraduate and is a political engineer. Before April 2006, he had served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau of Guangzhou Railway Bureau, labor union of YangCheng Railway Company of GRGC, Locomotive Sports Association of YangCheng Railway Company of GRGC and Locomotive Sports Association of GRGC. Between April 2006 and October 2008, he was the chief of the organization department of trade union of GRGC. From November 2008 to April 2010, he served as the chairman of the trade union of the Company. Since May 2010, he has been the deputy secretary of the party and working committee and secretary of the discipline inspection and working commission of the Company and also the chairman of the trade union of the Company.
The biographies of the non-executive directors appointed are as follows:
Sun Jing, male, born in July 1965, joined the Company in May 2012 and is a non-executive Director of the Company. He is a graduate with a bachelor degree, an engineering master degree holder and also a senior engineer. Before June 2004, Mr. Sun has successively worked at the northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, locomotive department of Zhengzhou Railway Bureau and Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. From June 2004 to March 2007, he served as division chief of locomotive department of Zhengzhou Railway Bureau. He was an assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of GRGC since May 2007. Mr. Sun is now a director of Guangzhou Electric Locomotive Co., Ltd..
Yu Zhiming, male, born in April 1959, joined the Company in June 2008, now as a non-executive Director of the Company. Mr. Yu is a graduate with a bachelor degree, a holder of a master degree of engineering and is a senior accountant. He has many years of experience in the financial field. Before April 2008, he has successively served as director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau, director of capital settlement center of Wuhan Railway Bureau, and the standing vice-director of capital settlement center of the former MOR. Since April 2008, he has been the chief accountant of GRGC. Currently, Mr. Yu is also the chairman of the board of China Railway (HK) Holdings Ltd, chairman of the supervisory committee of Yuehai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., MaoZhan Railway Company Limited and Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.. Mr. Yu is the director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited, China Railway Container Transport Co., Ltd., China Railway Special Goods Transport Co., Ltd. and Huaishaoheng Railway Company Limited and a supervisor of Guangzhou–Zhuhai Railway Company Limited.
Huang Xin, male, born in March 1965, is a graduate degree holder and an engineer. Mr. Huang has years of experience in different posts in joint venture railway companies. During the 10 years from December 1997 to October 2007, he worked in the Company as the deputy manager of the transportation management company, the director of comprehensive department of marketing center, station manager of Shenzhen station, the party secretary of party committee to transportation department, the director of passenger transportation department, the director of safety supervision department, and the director of human resources department. He was the chief of passenger transportation division of GRGC from October 2007 to April 2012, and the deputy chief engineer and the chief of passenger transportation division of GRGC from April 2012 to now. Currently, Mr. Huang is also a director of Hainan Railway Economic and Technological Development Company, and a supervisor of China Railway Commemorative Ticket Company Limited.
_30

The biographies of the independent non-executive directors appointed are as follows:
Chen Song, male, born in January 1973, is a holder of doctoral degree in finance and investment from the management school of Sun Yat-Sen University, certified public accountant in China, and certified internal auditor in the United States. He has successively been an education teacher in higher mathematics and medical engineering in Guangdong Food and Drug Vocational College, an external MBA and EMBA tutor of the management school of Sun Yat-Sen University, the management trainee of P&G (China) Investment Co Ltd., the manager of financial analysis of oral business department (Crest), and the chief financial director of the business department, the chief financial officer and an executive director of Heinz (China) Investment Co. Ltd.. Since March 2011, he has been the chief financial officer of Coty (China) and a director and general manager of the department makeup business of the company.
Jia Jianmin, male, born in August 1957, is a postgraduate and obtained his doctoral degree from the University of Texas at Austin McCombs School of Business. He has been a member of the expert consultant committee of the department of management sciences of National Natural Science Foundation of China, member of the national MBA Education Steering Committee, and academic director of Marketing Science Institute (MSI) in the United States. He possesses extensive experiences in company information and training, with service clients including Hutchison Whampoa Limited, China Telecom Global Limited, China Mobile Limited, China CITIC Bank, IBM, China Railway Group, CSR Corporation Limited and China CNR Corporation Limited. He is currently a professor and department director of the Marketing Department in Business School of the Chinese University of Hong Kong, and Cheung Kong Chair Professor of the Ministry of Education of the Peoples’ Republic of China.
Wang Yunting, male, born in July 1958, graduated from the faculty of medicine of the school of medicine of Xi’an Jiaotong University, and is a graduate with a bachelor degree and an EMBA of Guanghua School of Peking University. He has been the deputy general manager of Shenzhen branch of China Commercial Foreign Trade Co. Ltd, the deputy general manager of Beijing Capital Hua Yin Group, and is now the president of Shaanxi Caifu Investment Co., Ltd..
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GUANGSHEN RAILWAY INTERIM REPORT 2014
The biographies of the shareholder representative supervisors appointed are as follows:
Liu Mengshu, male, born in July 1963, is a graduate with a bachelor degree and an engineer. Prior to November 2004, Mr. Liu worked in the Huaihua Sub-bureau of Guangzhou Railway Bureau and the Changsha General Company of GRGC. He was also the director of organization department of the party committee of GRGC from November 2004 to April 2006, director of publicity department of the Party Committee of GRGC from April 2006 to September 2008, a director of the office of GRGC from September 2008 to December 2013, and the deputy secretary of party committee and the secretary of discipline committee of GRGC from December 2013 to now. Currently, Mr. Liu is also the chairman of supervisory committee of Guangmeishan Railway Company Limited and Guangdong Sanmao Railway Co., Ltd..
Chen Shaohong, male, born in January 1967, joined the Company since June 2008 and is a shareholder representative supervisor of the Company. He is a graduate with a bachelor degree and an economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been the vice-section chief and the section chief of mechanism reform section of corporate management office, the vice-director of corporate management office and the vice-director of corporate and legal affairs department of GRGC. From April 2006 to May 2008, he served as director of corporate management and legal affairs department of GRGC. Since June 2008, Mr. Chen has been the vice-chief economist and director of corporate management and legal affairs department of GRGC. Currently, Mr. Chen is also the chairman of supervisory committee of Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd. and Hainan Railway Economic and Technological Development Company; a director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited, Jingyue Railway Company Limited, and Guangdong Shenmao Railway Company Limited and the supervisor of Guangdong Sanmao Railway Company Limited, Huaishaoheng Railway Company Limited, Hunan Inter-city Railway Company Limited, Guangzhou Electric Locomotive Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited and China Railway Express Co., Ltd..
Shen Jiancong, male, born in September 1968, joined the Company since June 2011 as a shareholder representative supervisor of the Company. He is a graduate with a bachelor degree and an economist. Before March 2011, Mr. Shen has worked as the secretary of Chinese Youth League of the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau, the deputy director and director of division of personnel of GRGC, deputy director of Division of Human Resources of GRGC, concurrently as a deputy director of organization department of party committee of GRGC, and the secretary of party committee and vice stationmaster of Shenzhen station of the Company. He has been a director of division of human resources and director of organization department of party committee of GRGC since March 2011.
_32

Li Zhiming, male, born in May 1961, joined the Company since May 2005 as a shareholder representative supervisor of the Company. Mr. Li graduated from the Party School of CPC, majoring in economic management, is a graduate with a bachelor degree and an accountant. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was the chief of Finance Sub-division of Changsha Railway Company of GRGC. Since April 2005, Mr. Li has been the deputy chief and the chief of the audit department of GRGC. Currently, Mr. Li is also the chairman of the supervisory committee of Guangdong Shenmao Railway Company Limited, Guangzhou Tiecheng Enterprise Company Limited, chairman of the supervisory committee of Beijing Xingguangji Trade Company Limited; director of Hong Kong Qiwen Company Limited and Hainan Railway Economic and Technological Development Company; supervisor of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Huaishaoheng Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited, Ganshao Railway Company Limited, Guiyang-Guangzhou Railway Co., Ltd., Hunan-Guangzhou Railway Co., Ltd., and Jingyue Railway Company Limited.
Each independent non-executive director has confirmed that he has satisfied the independence criteria as stipulated in Rule 3.13 of the Listing Rules of the Stock Exchange. The Board has assessed their independences and considered that each of them meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines. In addition, the Board believes that the independent non-executive directors, with their extensive experiences and knowledge, will contribute to and enhance the corporate governance of the Company.
Save as disclosed above, each of Li Wenxin, Shen Yi, Luo Qing, Sun Jing, Yu Zhiming, Huang Xin, Chen Song, Jia Jianmin, Wang Yunting, Liu Mengshu, Chen Shaohong, Shen Jiancong and Li Zhiming has (i) no relationship with any other directors, shareholder representative supervisors, senior management or substantial shareholders or controlling shareholders of the Company, (ii) no interest in the shares of the Company within the meaning of part XV of the Securities and Futures Ordinance, and (iii) does not have any other directorship held in listed public companies in the last three years or in members of the Group (as defined in the Listing Rules).
2. Employee representative supervisors
As approved by the eighth meeting of the third session of the trade union committee of the Company, Mr. Xu Huiliang ceased to be an employee representative supervisor of the Company and Mr. Chen Jianping and Ms. Song Min were appointed as employee representative supervisors of the seventh session of the Supervisory Committee with effect from May 29, 2014.
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GUANGSHEN RAILWAY INTERIM REPORT 2014
The biographies of Mr. Chen Jianping and Ms. Song Min are as follows:
Chen Jianping, male, born in November 1966, joined the Company in June 1997 and has been an employee representative supervisor of the Company since June 2011. Mr. Chen graduated in economic management and is a graduate with a master degree and a political advisor. Mr. Chen joined the railway industry in 1989. Mr. Chen has also worked at Guangzhou Railway No. 1 Middle School, Guangzhou Locomotive Sports Association, GRGC and the Company. Mr. Chen served as the secretary of the office of the Trade Union of GRGC, head of the supply department in the Company, vice-secretary of the Party Committee and secretary of the Discipline Inspection and Working Commission of passenger transportation affairs of the Company, deputy head of the secretariat of the office of the Company, Chairman of the Trade Union of the GRGC Mechanized Railway Track Center and Chairman of the Trade Union of the GRGC Guangzhou Mechanized Work Division. Mr. Chen has served as the division head of the Guangzhou passenger transportation division of the Company from February 2007 to October 2012, general manager of GRGC Diversification Business Development Center and head of Multi-Business Development Department from October 2012 to November 2013 and head of Shenzhen North Railway Station of the Company since November 2013.
Song Min, female, born in November 1970, joined the Company in December 2012. Ms. Song graduated in accounting from Lanzhou University and is a graduate with a bachelor degree and an accountant. Ms. Song joined the railway industry in 1991 and has worked in various railway companies. Since 2005, she served as the deputy head of Operating Financial Office of Financial Planning Department of QingHai-Tibet Railway Company, deputy head of the secretariat of the office and head of finance of QingHai-Tibet Railway Public Security Bureau, deputy head of the secretariat of the office of Enterprise Annuity Council of QingHai-Tibet Railway Company, associate consultant of Financial Management Department of Qinghai State Administration of Taxation, senior manager of Shenzhen Branch of PetroChina Guangdong Sales Company and head of Auditing Department of the Company since November 2012.
3. Other senior management
On May 29, 2014, the Company convened the first meeting of the seventh session of the Board, on which Mr. Li Wenxin was elected as the Chairman of the seventh session of the Board, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting were appointed as members of the Audit Committee, Mr. Li Wenxin, Mr. Shen Yi, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting were elected as members of the Remuneration Committee. Mr. Chen Song was the chairman of the Audit Committee and Mr. Li Wenxin was the chairman of the Remuneration Committee. On the same day, the Company convened the first meeting of the seventh session of the Supervisory Committee, on which Mr. Liu Mengshu was elected as the chairman of the seventh session of the Supervisory Committee.
III. EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES
As at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests or short positions from any Director, Supervisor or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. None of the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company.
_34

Other companies in which Directors, Supervisors or chief executives of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.
IV. INFORMATION OF EMPLOYEES
1. Number of employees
As at the end of the reporting period, the Company had 36,679 employees in total, representing a decrease of 207 employees compared to 36,886 employees at the end of last year, which was mainly attributable to an organic decrease arising from the retirement of employees.
2. Remuneration policy
The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board.
Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance-based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies.
In the process of staff salary allocation, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative.
During the reporting period, the total salaries and benefits paid by the Company to its employees were approximately RMB2,319 million.
3. Training plan
Training of the Company mainly includes training on post standardization, adaptability and continuing education. In the first half of 2014, a total of 274,480 employees participated in trainings, and the training expenses were approximately RMB6.81 million.
4. Employee insurance and benefits plan
Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic medical insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance.
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GUANGSHEN RAILWAY INTERIM REPORT 2014
Chapter 8
Financial Statements (Unaudited)
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
AS AT 30 JUNE 2014
Notes As at 30 June 2014 RMB’000 (Unaudited) As at 31 December 2013 RMB’000 (Audited)
ASSETS
Non-current assets
Fixed assets 7 23,883,735 24,302,653
Construction-in-progress 7 514,687 543,350
Prepayments for fixed assets and construction-in-progress 19,501 9,403
Leasehold land payments 647,913 657,593
Goodwill 281,255 281,255
Investments in associates 143,328 142,054
Deferred income tax assets 80,944 91,227
Long-term prepaid expenses 27,370 33,528
Available-for-sale investments 53,826 53,826
Long-term receivable 30,555 29,588
25,683,114 26,144,477
Current assets
Materials and supplies 391,228 391,947
Trade receivables 8 2,154,185 1,554,914
Prepayments and other receivables 259,181 244,373
Short-term deposits 3,915,000 4,483,600
Cash and cash equivalents 1,107,930 412,678
7,827,524 7,087,512
Total assets 33,510,638 33,231,989
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital 9 7,083,537 7,083,537
Share premium 11,562,777 11,562,777
Other reserves 2,530,747 2,530,747
Retained earnings 5,235,520 5,473,483
26,412,581 26,650,544
Non-controlling interests 43,764 43,821
Total equity 26,456,345 26,694,365
_36

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
AS AT 30 JUNE 2014
(continued)
Notes As at 30 June 2014 RMB’000 (Unaudited) As at 31 December 2013 RMB’000 (Audited)
LIABILITIES
Non-current liabilities
Deferred income related to government grants 90,225 90,404
Employee benefits obligations 10 20,952 7,909
111,177 98,313
Current liabilities
Trade payables 11 1,232,611 940,045
Payables for fixed assets and construction-in-progress 588,480 856,837
Dividends payable 566,825 146
Income tax payable 66,733 269,981
Accruals and other payables 992,105 879,579
Current portion of bonds payable 12 3,496,362 3,492,723
6,943,116 6,439,311
Total liabilities 7,054,293 6,537,624
Total equity and liabilities 33,510,638 33,231,989
Net current assets 884,408 648,201
Total assets less current liabilities 26,567,522 26,792,678
The accompanying notes on pages 42 to 65 form an integral part of this condensed consolidated interim financial information.
Li Wenxin Shen Yi
Director Director
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GUANGSHEN RAILWAY INTERIM REPORT 2014
CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2014
For the six months ended
30 June
Notes 2014 RMB’000 (Unaudited) 2013 RMB’000 (Unaudited)
Revenue from railroad businesses
Passenger 3,500,884 3,985,087
Freight 850,347 641,557
Railway network usage and other transportation related services 2,393,696 2,499,063
6,744,927 7,125,707
Revenue from other businesses 423,203 500,477
Total revenue 6 7,168,130 7,626,184
Operating expenses
Railroad businesses (6,191,821) (6,170,784)
Other businesses (425,483) (480,558)
Total operating expenses (6,617,304) (6,651,342)
Other expense and other losses — net (24,001) (16,832)
Profit from operations 526,825 958,010
Finance costs (90,678) (94,497)
Share of results of associates 1,274 (19)
Profit before income tax 437,421 863,494
Income tax expense 14 (108,758) (215,743)
Profit for the period 328,663 647,751
Other comprehensive income — —
Total comprehensive income for the period, net of tax 328,663 647,751
_38

CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2014
(continued)
For the six months ended
30 June
Notes 2014 RMB’000 (Unaudited) 2013 RMB’000 (Unaudited)
Profit attributable to:
Equity holders of the Company 328,720 649,077
Non-controlling interests (57) (1,326)
328,663 647,751
Total comprehensive income attributable to:
Equity holders of the Company 328,720 649,077
Non-controlling interests (57) (1,326)
328,663 647,751
Earnings per share for profit attributable to the equity holders of the Company during the period
— Basic and diluted 15 RMB0.046 RMB0.092
Dividends 16 — —
The accompanying notes on pages 42 to 65 form an integral part of this condensed consolidated interim financial information.
Li Wenxin Shen Yi
Director Director
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GUANGSHEN RAILWAY INTERIM REPORT 2014
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN
EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE 2014
Attributable to equity holders of the Company
Statutory Discretionary
Share capital RMB’000 Share premium RMB’000 surplus reserve RMB’000 Reserve RMB’000 surplus Other reserve RMB’000 Retained earnings RMB’000 Total RMB’000 Non-controlling interests RMB’000 Total equity RMB’000
Balance at 1 January 2014 7,083,537 11,562,777 2,226,688 304,059 — 5,473,483 26,650,544 43,821 26,694,365
Total comprehensive income — — — — — 328,720 328,720 (57) 328,663
Special reserve-Safety Production Fund — — — — — — — — —
Appropriation — — — — 104,125 (104,125) — — —
Utilisation — — — — (104,125) 104,125 — — —
Dividends relating to 2013 — — — — — (566,683) (566,683) — (566,683)
Balance at 30 June 2014 7,083,537 11,562,777 2,226,688 304,059 — 5,235,520 26,412,581 43,764 26,456,345
Balance at 1 January 2013 7,083,537 11,564,581 2,098,207 304,059 — 4,894,806 25,945,190 50,849 25,996,039
Total comprehensive income — — — — — 649,077 649,077 (1,326) 647,751
Special reserve-Safety Production Fund — — — — — — — — —
Appropriation — — — — 100,419 (100,419) — — —
Utilisation — — — — (100,419) 100,419 — — —
Dividends relating to 2012 — — — — — (566,683) (566,683) (127) (566,810)
Balance at 30 June 2013 7,083,537 11,564,581 2,098,207 304,059 — 4,977,200 26,027,584 49,396 26,076,980
The accompanying notes on pages 42 to 65 form an integral part of this condensed consolidated interim financial information.
Li Wenxin Shen Yi
Director Director
_40

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2014
For the six months ended 30 June
2014 2013
RMB’000 RMB’000
(Unaudited) (Unaudited)
Cash flows from operating activities
Cash generated from operations 970,725 1,185,545
Income tax paid (301,723) (304,818)
Cash flows from operating activities — net 669,002 880,727
Cash flows from investing activities
Proceeds from disposal of fixed assets, leasehold land 147 2,138
Interest received 65,326 56,420
Dividends received 4,904 4,904
Decrease in short-term deposits with maturities more than three months, net 568,600 —
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables (532,730) (690,939)
Payment for business combination, net of cash acquired 18 (79,897) —
Cash flows from investing activities — net 26,350 (627,477)
Cash flows from financing activities
Payments for management fee of bond payables (100) (150)
Cash flows from financing activities — net (100) (150)
Net increase in cash and cash equivalents 695,252 253,100
Cash and cash equivalents at the beginning of the period 412,678 675,013
Cash and cash equivalents at end of the period 1,107,930 928,113
The accompanying notes on pages 42 to 65 form an integral part of this condensed consolidated interim financial information.
Li Wenxin Director
Shen Yi Director
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GUANGSHEN RAILWAY INTERIM REPORT 2014
Notes to the Condensed Consolidated Interim
Financial Information
For the six months ended 30 June 2014
(All amounts expressed in Renminbi unless otherwise stated)
1. GENERAL INFORMATION
Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.
The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”).
In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).
In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.
Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.
On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council (“Approval”), the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. According to the Approval, the administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC (See note 20 for more details).
The principal activities of the Group are the provision of passenger, freight transportation on railroad and railway network usage and other transportation related services (“Railroad Businesses”). The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations (“Other Businesses”).
The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire until 2056.
The English names of all companies listed in the interim financial information are direct translations of their registered names in Chinese.
_42

1. GENERAL INFORMATION (Continued)
As at 30 June 2014, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:
Name of the entity
Date of incorporation/establishment
Percentage of equity interest attributable to the Company
Paid-in capital Principal activities
Directly Indirectly
Dongguan Changsheng Enterprise Company Limitied
22 May 1992 51% — RMB38,000,000 Warehousing
Shenzhen Fu Yuan Enterprise Development Company Limitied
1 November 1991 100% — RMB18,500,000 Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limitied
11 September 1993 100% — RMB10,000,000 Cargo loading and unloading, warehousing, freight transportation
Shenzhen Railway Property Management Company Limited
13 November 2001 — 100% RMB3,000,000 Property management
Shenzhen Guangshen Railway Travel Service Ltd.
16 August 1995 75% 25% RMB2,400,000 Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited
2 January 1985 41.5% 58.5% RMB2,000,000 Warehousing, freight transport and packaging agency services
Shenzhen Nantie Construction
8 May 1995 67.46% 9.2% RMB3,000,000 Supervision of construction projects
Supervision Company Limitied
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited
7 March 2002 — 100% RMB2,000,000 Catering management
Shenzhen Railway Station Passenger Services Company Limitied
18 December 1986 100% — RMB1,500,000 Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limitied
23 November 1992 100% — RMB1,020,000 Sales of merchandises
Guangzhou Tielian Economy Development Company Limited (“Tielian”)
27 December 1994 50.5% — RMB1,000,000 Warehousing and freight transport agency services
Guangzhou Railway Huangpu Service Company Limitied
15 March 1985 100% — RMB379,000 Cargo loading and unloading, warehousing, freight transportation
This condensed consolidated interim financial information was approved for issue on 21 August 2014.
This condensed consolidated interim financial information has not been audited.
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GUANGSHEN RAILWAY INTERIM REPORT 2014
2. BASIS OF PREPARATION
This condensed consolidated interim financial information for the six months ended 30 June 2014 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).
3. ACCOUNTING POLICIES
Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2013, as described in those annual financial statements.
Material items are disclosed and described separately in the financial information where it is necessary to provide further understanding of the financial performance of the Group.
Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.
(a) New and amended standards adopted by the Group
The condensed consolidated interim financial information has been prepared on the historical cost basis.
In the current interim period, the Group has applied, for the first time, certain amendments and new or revised IFRS issued by the IASB that are mandatorily effective for the current interim period.
Amendment to IAS 32 “Financial instruments: Presentation” on asset and liability offsetting. These amendments are to the application guidance in IAS 32, “Financial instruments: Presentation”, and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The change in accounting standard does not have any material impact on the Group.
_44

3. ACCOUNTING POLICIES (Continued)
(a) New and amended standards adopted by the Group (Continued)
Amendments to IFRS 10, 12 and IAS 27 “Consolidation for investment entities”. These amendments mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an “investment entity” definition and which display particular characteristics. Changes have also been made IFRS 12 to introduce disclosures that an investment entity needs to make. The change in accounting standard does not have any material impact on the Group as all subsidiaries within the Group satisfy the requirement for control under IFRS 10 and there are no new subsidiaries identified under the new guidance.
Amendment to IAS 36, “Impairment of assets” on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The Group has made relevant additional disclosures in the condensed consolidated interim financial information.
Amendment to IAS 39 “Financial Instruments: Recognition and Measurement” — Novation of derivatives. This amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument to a central counterparty meets specified criteria. The change in accounting standard does not have any material impact on the Group.
IFRIC (IFRIC) 21 “Levies”. This is an interpretation of IAS 37, “Provisions, contingent liabilities and contingent assets”. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The change in accounting standard does not have any material impact on the Group.
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GUANGSHEN RAILWAY INTERIM REPORT 2014
3. ACCOUNTING POLICIES (Continued)
(b) The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2014 and have not been early adopted:
Effective for annual periods beginning on or after
IAS 19 “Defined Benefit Plans: Employee Contributions” — Amendment 1 July 2014
IFRS 14 “Regulatory Deferral Accounts” 1 January 2016
IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” — Amendment 1 January 2016
IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” — Amendment 1 January 2016
IAS 27 “Equity Method in Separate Financial Statements” 1 January 2016
IFRS 15 “Revenue from Contracts with Customers” 1 January 2017
IFRS 9 “Financial Instruments” 1 January 2018
The directors of the Company are in the process of making an assessment of the impact of these new and amended/revised standards and amendments to the financial statements of the Group.
4. FINANCIAL RISK MANAGEMENT
(a) Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.
The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2013.
There have been no changes in the risk management department since year end or in any risk management policies.
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4. FINANCIAL RISK MANAGEMENT (Continued)
(b)
Liquidity risk
Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.
(c) Fair value estimation
According to IFRS 13 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:
Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
As at 30 June 2014 and 31 December 2013, the Group did not have any financial instruments that were measured at fair value.
The fair value of bonds payable for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
5. ESTIMATES
The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing this condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2013.
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GUANGSHEN RAILWAY INTERIM REPORT 2014

6. SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Senior executives consider the business from a perspective of revenue and operating results generated from railroad and related business conducted by the Company ("the Company's Business"). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.

Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for the six months ended 30 June 2014 and 30 June 2013 are as follows:

	For the six months ended 30 June							
	The Company's Business		All other segments		Elimination		Total	
	2014 RMB'000 (Unaudited)	2013 RMB'000 (Unaudited)	2014 RMB'000 (Unaudited)	2013 RMB'000 (Unaudited)	2014 RMB'000 (Unaudited)	2013 RMB'000 (Unaudited)	2014 RMB'000 (Unaudited)	2013 RMB'000 (Unaudited)
Segment revenue								
– Railroad Businesses	6,744,927	7,125,707	–	–	–	–	6,744,927	7,125,707
– Other Businesses	212,645	280,132	232,313	220,345	(21,755)	–	423,203	500,477
– Inter-segment revenue	–	–	–	–	–	–	–	–
Total revenue	6,957,572	7,405,839	232,313	220,345	(21,755)	–	7,168,130	7,626,184
Segment result	427,161	861,273	8,986	2,658	1,274	(437)	437,421	863,494
Finance costs	90,590	94,402	88	95	–	–	90,678	94,497
Share of profits/(loss) of associates	1,274	(19)	–	–	–	–	1,274	(19)
Depreciation	706,423	718,747	3,111	2,216	–	–	709,534	720,963
Amortisation of leasehold land payments	9,220	7,501	460	460	–	–	9,680	7,961
Amortisation of long-term prepaid expenses	6,316	6,179	159	101	–	–	6,475	6,280
Recognition/(reversal) of impairment of receivables	46	(6,010)	–	–	–	–	46	(6,010)

48

6. SEGMENT INFORMATION (Continued)
A reconciliation of segment result to profit for the period is provided as follows:
For the six months ended 30 June
The Company’s Business All other segments Elimination Total
2014 2013 2014 2013 2014 2013 2014 2013
RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000
(Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited)
Segment result 427,161 861,273 8,986 2,658 1,274 (437) 437,421 863,494
Income tax expense (105,972) (213,935) (2,786) (1,808) — — (108,758) (215,743)
Profit for the period 321,189 647,338 6,200 850 1,274 (437) 328,663 647,751
Additions to non-current assets (other than financial instruments and deferred tax assets) 414,758 207,913 1,345 10,004 — — 416,103 217,917
The Group is domiciled in the PRC. All the Group’s revenue are generated in the PRC, and the total assets are also located in the PRC.
The Company’s Business All other segments Elimination Total
As at 30 June 2014 RMB’000 (Unaudited)
As at 31 December 2013 RMB’000 (Audited)
As at 30 June 2014 RMB’000 (Unaudited)
As at 31 December 2013 RMB’000 (Audited)
As at 30 June 2014 RMB’000 (Unaudited)
As at 31 December 2013 RMB’000 (Audited)
As at 30 June 2014 RMB’000 (Unaudited)
As at 31 December 2013 RMB’000 (Audited)
Total segment assets 33,466,446 33,183,049 254,172 221,612 (209,980) (172,672) 33,510,638 33,231,989
Total segment assets include:
Investments in associates 143,328 142,054 — — — — 143,328 142,054
Total segment liabilities 7,073,229 6,544,338 131,808 105,449 (150,744) (112,163) 7,054,293 6,537,624
Revenues of approximately RMB758,348,000 (for the six months ended 30 June 2013: RMB812,615,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Company’s Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.
49_

GUANGSHEN RAILWAY INTERIM REPORT 2014
7. FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS
Six months ended 30 June
2014 RMB’000 (Unaudited)
2013 RMB’000 (Unaudited)
Opening net book amount as at 1 January 24,846,003 25,203,776
Additions 405,688 203,255
Disposal (143,735) (122,193)
Depreciation (709,534) (720,963)
Closing net book amount as at 30 June 24,398,422 24,563,875
As at 30 June 2014, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,745,528,000 (31 December 2013: RMB1,703,324,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.
As at 30 June 2014, fixed assets of the Group with an aggregate net book value of approximately RMB78,201,000 (31 December 2013: RMB76,164,000) had been fully depreciated but they were still in use.
8. TRADE RECEIVABLES
As at 30 June 2014 RMB’000 (Unaudited)
As at 31 December 2013 RMB’000 (Audited)
Trade receivables 2,160,426 1,561,109
Including: receivables from related parties 626,273 326,826
Less: Provision for doubtful accounts (6,241) (6,195)
2,154,185 1,554,914
_50

8. TRADE RECEIVABLES (Continued)
The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of the outstanding trade receivablesis as follows:
As at 30 June 2014 RMB’000 (Unaudited)
As at 31 December 2013 RMB’000 (Audited)
Within 1 year 1,557,661 1,460,387
Over 1 year but within 2 years 561,391 56,284
Over 2 years but within 3 years 23,746 27,235
Over 3 years 17,628 17,203
2,160,426 1,561,109
9. SHARE CAPITAL
As at 30 June 2014 and 31 December 2013, the total number of ordinary shares is 7,083,537,000 shares with a par value of RMB 1.00 per share:
30 June 2014 and 31 December 2013 RMB’000
Listed shares
— H Shares 1,431,300
— A Shares 5,652,237
7,083,537
There has been no movement of the authorised, issued and fully paid share capital during the period.
51_

GUANGSHEN RAILWAY INTERIM REPORT 2014

10. EMPLOYEE BENEFITS OBLIGATIONS

	As at 30 June 2014 RMB'000 (Unaudited)	As at 31 December 2013 RMB'000 (Audited)
Retirement benefits obligations	**84,052**	113,733
Less: current portion included in accruals and other payables	**(63,100)**	(105,824)
	20,952	7,909

	Six months ended 30 June 2014 RMB'000 (Unaudited)	2013 RMB'000 (Unaudited)
At 1 January	**113,733**	229,966
Additions	**32,410**	—
Unwinding of interest	**2,297**	4,563
Payments	**(64,388)**	(59,516)
At 30 June	**84,052**	175,013

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

52

11. TRADE PAYABLES
The aging analysis of trade payables based on the contracted payment date was as follows:
As at 30 June 2014 RMB’000 (Unaudited)
As at 31 December 2013 RMB’000 (Audited)
Within 1 year 1,162,934 844,450
Over 1 year but within 2 years 32,686 71,241
Over 2 years but within 3 years 17,687 14,232
Over 3 years 19,304 10,122
1,232,611 940,045
12. CURRENT PORTION OF BONDS PAYABLE
At 1 January 2014 RMB’000 (Audited)
Addition RMB’000
Amortisation RMB’000
At 30 June 2014 RMB’000 (Unaudited)
09 Guangshen Tie MTN1 3,492,723 — 3,639 3,496,362
The Company issued 3,500,000,000 bonds of medium term at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds will reach maturity in five years from the issue date at their nominal value of RMB3,500,000,000 and bear an annual interest rate with 4.79%.
On the issue date, the bonds were recognised based on the residual amount of the principal after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018% per annum.
The fair value of bonds payable approximates to their carrying amount.
As the bonds would be mature within one year, they were reclassified as current liabilities as at 30 June 2014 and 31 December 2013.
53_

GUANGSHEN RAILWAY INTERIM REPORT 2014
13. OPERATING PROFIT
The following items of unusual nature, size or incidence have been charged to the operating profit during the period:
Six months ended 30 June
2014 RMB’000 (Unaudited)
2013 RMB’000 (Unaudited)
Loss on disposal of fixed assets — net (102,009) (94,268)
(Recognition)/reversal of impairment on receivables (46) 6,010
14. INCOME TAX EXPENSE
An analysis of the current period taxation charges is as follows:
Six months ended 30 June
2014 RMB’000 (Unaudited)
2013 RMB’000 (Unaudited)
Current income tax 98,475 203,835
Deferred income tax 10,283 11,908
108,758 215,743
15. EARNINGS PER SHARE
The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2014 attributable to shareholders of RMB328,720,000 (2013: RMB649,077,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2013: 7,083,537,000 shares). There were no dilutive potential ordinary shares as at period end and therefore the diluted earnings per share amount is the same as the basic earnings per share.
_54

16. APPROPRIATIONS TO RESERVES AND PROPOSED DIVIDENDS

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2014.

In March 2014, the Board of Directors declared a dividend of RMB0.08 per share in respect of the year ended 31 December 2013, totalling RMB566,682,960 (2013: RMB566,682,960), and it was approved by shareholders in the Annual General Meeting on 29 May 2014.

There was no interim dividend for the six months ended 30 June 2014 (2013: nil) proposed by the board of directors on 21 August 2014.

17. COMMITMENTS

(a) Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. For the six months ended 30 June 2014, the related lease rental paid and payable was RMB26,981,000 (2013: RMB28,000,000).

(b) Capital commitments

As at 30 June 2014, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

	As at 30 June 2014 RMB'000 (Unaudited)	As at 31 December 2013 RMB'000 (Audited)
Authorised but not contracted for	**1,063,457**	1,305,943
Contracted but not provided for	**202,318**	150,677

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flows and bank facilities.

55

GUANGSHEN RAILWAY INTERIM REPORT 2014
18. BUSINESS COMBINATIONS
On 1 June 2014, the Company entered into an agreement to acquire the freight service business and related assets of Guangzhou Railway Economic Technology Development Corporation (“GRETDC”), the subsidiary of the Guangzhou Railway Group.
The purchase considerations for GRETDC were approximately RMB122,390,000.
On 1 June 2014, control of the assets and operations of GRETDC was transferred to the Company. Accordingly, the directors of the Company determined that the effective date of acquisition was 1 June 2014. The results of the operations of the above-mentioned entities have been included in the Group’s consolidated comprehensive income statement from 1 June 2014 onwards.
The following table summarizes the consideration paid for GRETDC, the fair value of assets acquired and liabilities assumed at the acquisition date:
GRETDC RMB’000
Cash consideration paid —
Cash consideration payable 122,390
Total consideration 122,390
Recognised amounts of identifiable assets acquired and liabilities assumed:
Trade and other receivables 7,092
Inventories 90
Other current assets 759
Property, plant and equipment 152,046
Construction-in-progress 1,665
Trade payables (1,771)
Accruals and other payables (13,432)
Employee benefits obligations (24,059)
Total identifiable net assets 122,390
Goodwill —
_56

18. BUSINESS COMBINATIONS (Continued)
As at 30 June 2014, no cash consideration related to above mentioned business combination was paid.
The Group had paid the remaining consideration of RMB79,897,000 in relation to the freight service business and related assets of China Railway Container Transport Co. Ltd. Dalang Processing Station which was acquired in year 2013.
19. RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
(a) For the six months ended 30 June 2014, the Group had the following material transactions undertaken with related parties:
Six months ended 30 June
2014 RMB’000 (Unaudited)
2013 RMB’000 (Unaudited)
Provide Services and sales of goods
Transportation related services
Provision of train transportation services to
Guangzhou Railway Group and its subsidiaries (i) 68,277 155,921
Revenue collected by CRC for railway network usage and related services provided to Guangzhou
Railway Group and its subsidiaries (ii) 559,862 655,424
Revenue from railway operation service provided to
Guangzhou Railway Group’s subsidiaries (iii) 127,595 —
755,734 811,345
Other services
Sales of materials and supplies to Guangzhou Railway
Group and its subsidiaries (v) 2,034 1,270
Provision of apartment leasing services to Guangzhou
Railway Group and its subsidiaries (iv) 580 —
2,614 1,270
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GUANGSHEN RAILWAY INTERIM REPORT 2014

19. RELATED PARTY TRANSACTIONS (Continued)

(a) For the six months ended 30 June 2014, the Group had the following material transactions undertaken with related parties (Continued) :

	Six months ended 30 June	
	2014	2013
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Receive Services and purchase		
Transportation related services		
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (ii)	**314,011**	345,478
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	**716,085**	809,975
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 17)	**26,981**	28,000
	1,057,077	1,183,453
Other services		
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	**28,526**	34,410
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	**136,061**	127,880
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	**149,247**	262,243
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vii)	**21,312**	44,038
Others	**—**	12,889
	335,146	481,460

58

19. RELATED PARTY TRANSACTIONS (Continued)
(a) For the six months ended 30 June 2014, the Group had the following material transactions undertaken with related parties (Continued) :
(i) The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle.
(ii) Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii) The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(iv) The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(v) The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(vi) The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee range from 0.3% to 5%.
(vii) Determined by the budget under the national railway engineering quota.
(b) The compensation paid and payable to directors and supervisors, representing key management personnel, of the Group amounted to RMB1,341,313 for the six months ended 30 June 2014
(2013: RMB1,157,215).
59_

GUANGSHEN RAILWAY INTERIM REPORT 2014
19. RELATED PARTY TRANSACTIONS (Continued)
(c) As at 30 June 2014, the Group had the following material balances maintained with related parties:
As at As at
30 June 31 December
2014 2013
RMB’000 RMB’000
(Unaudited) (Audited)
Trade receivables 626,273 326,826
— Guangzhou Railway Group (i) 404,996 196,439
— Subsidiaries of Guangzhou Railway Group (i) 221,277 130,387
Prepayments and other receivables 86,694 88,735
— Guangzhou Railway Group 5,374 40,170
— Subsidiaries of Guangzhou Railway Group 76,797 44,166
— Associates 16,835 16,711
Less: impairment provision (v) (12,312) (12,312)
Prepayments for fixed assets and construction-in-progress 3,012 1,092
— Guangzhou Railway Group 1,092 1,092
— Subsidiaries of Guangzhou Railway Group 1,920
— Trade payables 388,790 273,146
— Guangzhou Railway Group (i) 29,667 34,137
— Subsidiaries of Guangzhou Railway Group (ii) 353,430 237,847
— Associates 5,693 1,162
Payables for fixed assets and construction-in-progress 165,035 174,522
— Guangzhou Railway Group 6,240 3,859
— Subsidiaries of Guangzhou Railway Group 73,726 131,170
— Associates 85,069 39,493
Accruals and other payables 31,630 50,298
— Guangzhou Railway Group 4,529 1,179
— Subsidiaries of Guangzhou Railway Group (iii) 22,174 43,963
— Associates (iv) 4,927 5,156
Dividends payable 210,356 —
— Guangzhou Railway Group
210,356 —
_60

19. RELATED PARTY TRANSACTIONS (Continued)
(c) As at 30 June 2014, the Group had the following material balances maintained with related parties (Continued) :
(i) The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(ii) The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.
(iii) The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv) The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.
(v) Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
As at 30 June 2014, all the balances maintained with related parties were unsecured, non-interest bearing and are repayable on demand.
(d) Commitment
As at 30 June 2014, the Group had the following commitments with related parties which are contracted but not provided for:
(i) Receive Services
As at As at
30 June 31 December
2014 2013
RMB’000 RMB’000
Guangzhou Railway Group and its subsidiaries 26,357 26,109
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GUANGSHEN RAILWAY INTERIM REPORT 2014
19. RELATED PARTY TRANSACTIONS (Continued)
(d) Commitment (Continued)
(ii) Operating lease rental
As at As at
30 June 31 December
2014 2013
RMB’000 RMB’000
Guangzhou Railway Group 925,000 962,000
20. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES
On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council (“Approval”), the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. According to the Approval, the administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC. In the current accounting period, although the transfer has not been completed, the transactions between the Group and CRC together with the subsidiaries which were wholly controlled by MOR previously (“CRC Group”) are disclosed considering the requirements of the accounting standards. In order to facilitate user’s comprehensive understanding of the Company’s business transactions, the Company discloses these transactions with CRC Group for 2014 and 2013. Unless otherwise specified, the transactions disclosed below have excluded the transactions with Guangzhou Railway Group and its subsidiaries disclosed in Note 19.
The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems. Since March 2013, the collecting, processing and distribution function of revenues which executed by MOR previously had been transferred to CRC. As at 30 June 2014, the cooperation mode and pricing model did not change.
_62

20. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (Continued)

(a) Save as disclosed in other notes to the financial statements, during the period, the Group had the following material transactions undertaken with the CRC Group:

	Six months ended 30 June	
	2014	2013
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Provide Services and sales of goods		
Transportation related services		
Provision of train transportation services to CRC Group (i)	**14,510**	21,956
Revenue collected by CRC for services provided to CRC Group (ii)	**867,395**	1,151,906
Revenue from railway operation service provided to CRC Group (vi)	**497,966**	436,920
	1,379,871	1,610,782
Other services		
Provision of repairing services for cargo trucks to CRC Group (ii)	**111,842**	123,710
Sales of materials and supplies to CRC Group (vii)	**24,891**	35,378
Provision of leasing services to CRC Group (iii)	**505**	318
	137,238	159,406
Receive Services and purchase of goods		
Transportation related services		
Provision of train transportation services by CRC Group (i)	**180,273**	122,409
Cost settled by CRC for services provided by CRC Group (ii)	**621,706**	742,830
	801,979	865,239
Other services		
Provision of repair and maintenance services by CRC Group (iii)	**–**	19,913
Purchase of materials and supplies from CRC Group (iv)	**33,057**	42,429
	33,057	62,342

63

GUANGSHEN RAILWAY INTERIM REPORT 2014
20. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (Continued)
(a) Save as disclosed in other notes to the financial statements, during the period, the Group had the following material transactions undertaken with the CRC Group (Continued) :
(i) The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle.
(ii) Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii) The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(iv) The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee range from 0.3% to 5%.
(v) Determined by the budget under the national railway engineering quota.
(vi) The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(vii) The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(b) Revenue collected and settled through the CRC:
Six months ended 30 June
2014 2013
RMB’000 RMB’000
(Unaudited) (Unaudited)
— Passenger transportation 3,380,046 3,887,099
— Freight transportation 437,567 337,548
— Luggage and parcel 62,171 —
3,879,784 4,224,647
The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on behalf of the Group through the CRC’s settlement systems.
_64

20. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (Continued)
(c) Balances due from/to CRC Group:
As at 30 June 2014 and 31 December 2013, the Group had the following material balances with CRC and its subsidiaries:
As at As at
30 June 2014 31 December 2013
RMB’000 RMB’000
(Unaudited) (Audited)
Due from CRC Group
— Trade receivables 856,893 667,800
— Prepayments and other receivables 7,560 1,452
Due to CRC Group
— Trade payables 83,228 150,292
— Other payables 284 321
21. SUBSEQUENT EVENTS
Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.
65_

Chapter 9
Documents Available for Inspection
Documents for review include:
(I) Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm;
(II) All the original of files or announcements disclosed in Securities Times, China Securities Journal, Shanghai Securities News and Security Daily during the reporting period;
(III) Interim reports announced on the Hong Kong securities market.
The documents are placed at the Secretariat to the Board of the Company.
Guangshen Railway Company Limited
Chairman: Li Wenxin
August 21, 2014
_66

By Order of the Board of Guangshen Railway Company Limited Guo Xiangdong Company Secretary

Shenzhen, the PRC

21 August 2014

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Huang Xin

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting